

Energy Fuels Comments on Recent Share Price Performance and Confirms No Material Change

Lakewood, Colorado – November 19, 2015

Energy Fuels Inc. (NYSE MKT:UUUU; TSX:EFR) ("Energy Fuels" or the "Company") today commented on its recent share price performance. The Company is not aware of any undisclosed material change in the Company's affairs that might have caused the recent decline in the Company's share price.

The last public information released by the Company occurred on November 5, 2015, when the Company released its financial results for the three months ended September 30, 2015. Highlights included:

- $19.16 million of revenues;
- Gross profits of $7.23 million, representing a gross profit margin of 38%; and
- Working capital balance of $43.08 million.

The Company is continuing to expand uranium production at our Nichols Ranch in situ recovery ("ISR") project in Wyoming, which is demonstrating attractive economics and provides the Company with significant production flexibility. In addition, the Company has resumed development activities at the high-grade Canyon mine in Arizona, which has 1.6 million pounds of uranium with an average grade of 0.98% U_3O_8 contained in 83,000 tons of Inferred Mineral Resources. Shaft sinking is proceeding, and the Company is looking forward to proceeding with underground drilling later in FY-2016 to further define and potentially expand the resource. The Company is continuing with the current mineral processing campaign at its White Mesa Mill, including the processing of alternate feed materials and Pinenut ore, which is expected to result in 600,000 pounds of U_3O_8 production through the end of FY-2016.

The Company also announced that it expects to sell 200,000 pounds of uranium in Q4-2015 at an average price of $54.59 per pound, which represents a 34% premium to the current spot price. In addition, the Company expects to sell 550,000 pounds of uranium in FY-2016 under its existing long-term contracts, also at a significant premium to today's spot price.

In addition, there has been no material change in the spot or term price for uranium since the Company released its Q3-2015 results.

Stephen P. Antony, P.E., President & CEO of Energy Fuels*, is a Qualified Person as defined by National Instrument 43-101 and has reviewed and approved the technical disclosure contained in this news release.*

About Energy Fuels: *Energy Fuels is a leading integrated US-based uranium mining company, supplying U_3O_8 to major nuclear utilities. Energy Fuels operates two of America's key uranium production centers, the White Mesa Mill in Utah and the Nichols Ranch Processing Facility in Wyoming. The White Mesa Mill is the only conventional uranium mill operating in the U.S. today and has a licensed capacity of over 8 million pounds of U_3O_8 per year. The Nichols Ranch Processing Facility, acquired in the Company's acquisition of Uranerz Energy Corporation, is an in situ recovery ("ISR") production center with a licensed capacity of 2 million pounds of U_3O_8 per year. Energy Fuels also has the largest NI 43-101 compliant uranium resource portfolio in the U.S. among producers, and uranium mining projects located in a number of Western U.S. states, including two producing mines, mines on standby, and mineral properties in various stages of permitting and development. The Company's common shares are listed on the NYSE MKT under the trading symbol "UUUU", and on the Toronto Stock Exchange under the trading symbol "EFR".*

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Investor Relations Inquiries:

Energy Fuels Inc.
Curtis Moore – VP – Marketing & Corporate Development
(303) 974-2140 or Toll free: (888) 864-2125

investorinfo@energyfuels.com
www.energyfuels.com